Exhibit 99.1

ELBIT IMAGING LTD. SETS DEADLINE FOR VOTING TO APPROVE GENERAL
TERMS OF AGREEMENT TO BE ENTERED INTO WITH BANK HAPOALIM

Tel Aviv, November 14, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Company") announced today that the deadline for voting on the proposal set forth below, in continuance of the meeting of its unsecured financial creditors including the holders of its Series A-G and Series 1 notes (together, the "Notes") that took place on Wednesday, November 7, 2013 (the "Meeting"), is Thursday, November 21, 2013 at 12:00 p.m.

The sole item on the agenda of the Meeting is a resolution to either approve or reject the principal terms of a proposed refinancing agreement to be executed between Bank Hapoalim B.M. (the "Bank") and the Company (the "Proposed Refinancing").

As announced at September 18, 2013, the Company's proposed restructuring of its unsecured financial debt pursuant to the adjusted plan of arrangement described in the Company’s press release dated September 18, 2013 (and which was submitted to the Tel-Aviv Jaffa District Court in file No. 42576-02-13; the "Arrangement"), included, among other things, a condition precedent that an understanding will have been reached between the Company and the Bank with respect to the restructuring of the Company's secured debt under that certain loan agreement between the Bank and the Company. As announced on October 20, 2013, the Arrangement was approved by creditors representing approximately 97% of the unsecured financial debt of the Company. Accordingly, the Proposed Refinancing was scheduled to be voted on at the Meeting with the objective to satisfy the aforementioned condition precedent.

The principal terms of the Proposed Refinancing are as follows:

1.
Loan Amount: The outstanding balance of the Bank's loan (principal) as of the date hereof is approximately US$59 million. Pursuant to that certain assignment by way of a pledge in favor of the Bank of loan proceeds the Company is entitled to receive from a subsidiary of Park Plaza Hotels Limited on or before December 31, 2013 in the amount of approximately EUR 9.36 million (approximately US$12.6 million) (the "Assigned Proceeds"), the Bank is entitled to credit the Assigned Proceeds either on the account of the Company's existing loan or on account of payment of credit facilities and other banking services that were provided to the Company's wholly owned subsidiary, Elbit Fashion Ltd., by the Bank. Nonetheless, the Assigned Proceeds will be credited in full on the account of the loan of the Company. Accordingly, the balance of the Company's debt to the Bank under the loan (principal), after payment of the Assigned Proceeds, will be in the amount of approximately US$47 million.

2.	Interest: The loan will bear interest of LIBOR + 3.8% (to be paid on a quarterly basis) + 1.3% (which shall accrue and be paid in a single installment on the maturity date of the loan principal).

3.	Maturity Date: The loan principal will be repaid in a single installment at the third anniversary of the Closing Date (as defined below) of the Arrangement.

4.	The Company's Shares: The Bank shall be allotted ordinary shares of the Company as follows:

4.1.
At the date upon which the Company shall issue the shares and new notes (Series H and I) to its unsecured financial creditors pursuant to the Arrangement (the "Closing Date"), the Company shall issue to the Bank 16,594,036 ordinary shares of the Company, which shall constitute 3% of the Company's paid-up and issued capital, immediately after the closing of the Arrangement;

4.2.
If and in the event that the Company shall prepay the loan to the Bank in full prior to the elapse of 60 (sixty) calendar days from the earlier of: (i) the date upon which the Court's approval of the Arrangement shall have been awarded; or (ii) December 31, 2013 (such earlier date shall be referred to herein as the "Determination Date"), the Bank shall not be entitled to any of the shares so issued and accordingly, shall return those shares to the Company without any consideration;

4.3.
If and in the event that the Company shall prepay the loan to the Bank at any time during the period commencing 60 (sixty) calendar days from the Determination Date and ending 150 (one hundred and fifty) calendar days from the Determination Date, the Bank shall return to the Company, without any consideration, 8,423,368 shares out of the shares issued to the Bank as aforementioned;

4.4.
If and in the event that the Company shall prepay the loan to the Bank at any time after 150 (one hundred and fifty) calendar days from the Determination Date, the Bank shall be entitled to retain all the shares issued to it by the Company, with no further requirement to return any of those shares.

5.
Collaterals:1 In addition to the collaterals which currently exist in favor of the Bank in respect of the above loan (i.e., a pledge on approximately 29% of the shares of Plaza Centers N.V. ("Plaza Centers"), the Assigned Proceeds and the share capital of Elbit Fashion Ltd.), the Bank shall receive a pledge on the Company's residual rights in its hotels in Romania and Belgium (subject to exceptions as specified in Section 6 below) to secure all of the Company's debts to the Bank, as specified below:

5.1.
A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 77% of the rights in the Radisson Blu hotel in Bucharest, Romania) ("BHEE") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE; and

5.2.
A first-ranking fixed charge on the entire share capital of Astrid Hotel Holdings B.V. (a Dutch company through which the Company indirectly holds all of the rights in two hotels in Antwerp: Radisson Astrid and Park Inn) ("AHH") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to AHH.

The Company will undertake to provide the Bank with all of the data that shall be required thereby in connection with the holdings in the hotels in Romania and in Belgium (and specifically with respect to the existing debts and liabilities in respect of such hotels), and not to increase the sum of the existing debts and liabilities vis-à-vis third parties in connection with the said hotels (with the exception of the provisions of Section 6.1 below).

6.	Exceptions to the Collaterals:

6.1.
So long as the Company, its subsidiaries and companies directly and indirectly controlled by it (the "Subsidiaries") meet all of their debts and liabilities vis-à-vis the Bank, as shall be defined in the definitive agreement to be entered into between the Company and the Bank, the proceeds specified below that shall be received from the pledged assets shall be used by the Company and its Subsidiaries for their on-going operations, at their discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank (subject to the provisions of Section 6.2 below):

6.1.1.	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 24 million (over and above the debt which currently exists); and

6.1.2.	Net cash flow which derives from current operations of the pledged hotels.

1  It is clarified that the specification of collaterals below does not include securities and/or pledges existing in favor of the Bank in respect of loans to subsidiaries, which shall remain in full effect and unchanged, and that the collaterals as aforesaid are in addition thereto.

6.2.
Notwithstanding the provisions of Section 6.1, in the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all or any of its rights in the pledged assets, the Company will undertake to prepay the Bank the amounts as specified below:

6.2.1.
Sale of the Company's rights in the Bucharest hotel – in the case of the sale of all of the rights or the sale of the control of the asset, the Company will undertake to prepay the Bank an amount of US$32 million; in the case of the sale of part of the rights in the asset, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the  net cash flow from the sale (if any) will be used by the Company and/or its Subsidiaries for their on-going operations.

6.2.2.
Sale of the Company's rights in its hotels in Belgium – in the case of the sale of all of the rights or the sale of the control of the assets, the Company will undertake to prepay the Bank an amount of US$5 million; in the case of the sale of part of the rights in the assets, after which the Company retains control of the assets – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company and/or its Subsidiaries for their on-going operations.

6.2.3.
In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

7.	Terms and Conditions of the Loan of Elbit Fashion Ltd.: The Bank shall extend the existing credit line and the standby letter of credit of Elbit Fashion Ltd. until December 31, 2014.

8.
Financial Covenants: The agreement shall include a financial covenant whereby if and in the event that the ratio between the Company's debt to the Bank and the total value of the collaterals (Plaza Centers' shares that are pledged to the Bank and the Company's residual rights in the hotels in Belgium and in Romania [i.e., the value of the hotels according to the assessor's appraisal as specified below, net of the debt attributed to the said hotels]) shall exceed the threshold of 85%, then the Bank shall have the right to accelerate the loan provided by the Bank to the Company. The said ratio shall be checked on a quarterly basis. The Company shall provide the Bank with external valuations of the pledged hotels, addressed to the Bank and carried out by an assessor who is acceptable to the Bank, once a year in the framework of the annual statements ("Annual Valuations"). The examination of the said covenant, which shall be made in the annual statement and in each one of the three quarters thereafter, shall be based on the Annual Valuations (unless the quarterly financial statements include an asset's impairment below the Annual Valuations), and on the  prices of Plaza Centers' shares on the London Stock Exchange, as being on each one of the measurement dates on the last day of each quarter.

9.
Balance of Contractual Interest to Loan Amount: Subject to the provisions below, the balance of the contractual interest amounts that the Company shall owe the Bank on the Closing Date will be added to the loan principal.

10.	Credit for Default Interest: The Bank shall credit the Company for any and all default interest collected or accrued thereby from the date on which the loan was accelerated by the Bank.

11.
Prepayment at the Company's Discretion: The Company shall be entitled to prepay the loan without prepayment fines or fees. Prepayment without such fines or fees will be made on the interest payment date only, provided, however, that Company shall have the right to prepay the loan to the Bank at any time up and until 150 (one hundred and fifty) calendar days from the Determination Date even if such date is not an interest payment date, and in such event, the Company shall pay the Bank a prepayment fee at the amount equal to the economic damage suffered by the Bank as a result from the prepayment of the loan prior to the consecutive interest payment date.

12.
Mandatory Prepayment: If and in the event that the Company shall prepay its debt to the noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the noteholders as of such date.

13.
Prepayment in the Case of a Distribution: In the case of a distribution as defined in the Israeli Companies Law, 5759-1999, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the noteholders as of such date.

14.
Waiver of Breaches and Claims: The Bank shall waive all and any claims and demands with respect to any existing breaches and/or grounds for acceleration of loans that the Bank has provided to the Company and to its Subsidiaries and any claim available thereto against the Company until this date.

15.
The Company and the Subsidiaries shall waive all and any claim or demand against the Bank in respect of the debt of the Company and the Subsidiaries to the Bank, including all of the components thereof and/or in respect of the credit provided to any of them by the Bank and/or in connection with the validity of the collaterals created by any of them in favor of the Bank.

16.
Subject to and after approval by the Company's unsecured financial creditors of these principles, the Company and the Bank shall enter into and sign a detailed definitive agreements and pledge documents, which shall reflect the general principles specified above, by and no later than November 30, 2013, subject to agreed extensions between the Bank and the Company. The definitive agreements and the pledge documents as aforesaid shall take effect concurrently and in conjunction with the effectiveness of the Arrangement.

It is hereby noted that the Arrangement is subject to certain other conditions precedent. For further details, please see the Company's announcement of September 18, 2013.

In addition, it should be noted that certain claims regarding the requisite majority were raised in the Meeting. Nonetheless it is the Company’s view that pursuant to Section 7.6 of the Arrangement (as approved by creditors representing approximately 97% of the unsecured financial debt of the Company) approval of the Proposed Refinancing requires the approval of holders of a simple majority of the aggregate voting power participating in the Meeting (excluding abstentions). It is hereby noted, further, that during the Meeting, certain creditors raised concerns as to the financial strength of Plaza Centers and hence, the strengthening of the Bank's collaterals bearing in mind that the value of its existing collateral over Plaza Center's shares could decrease dramatically if and in the event Plaza Centers shall suffer cash-flow crunch or credit crunch and will not be able to pay its short term obligations to its own noteholders.  As announced earlier today by Plaza Centers, the board of directors of Plaza Centers has concluded that it will withhold payment on the upcoming maturities of the bonds and approach the creditors of Plaza with a restructuring plan in a formalized restructuring process within a few days.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Company will be unable to reach definitive agreements to refinance the loans owing to Bank Hapoalim, the risk that the proposed refinancing with Bank Hapoalim with not be approved by the requisite majority of its creditors, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054